October 18, 2012

VIA EDGAR CORRESPONDENCE

Michael Clampitt

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Oriental Financial Group Inc.
Amendment Number 1 to Registration Statement on Form S-1
Filed October 10, 2012
File number 333-183890

Form 10-K
Filed March 9, 2012
File number 1-12647
And Form 10-Q
Filed August 6, 2012
File number 1-12647

Dear Mr. Clampitt:

On behalf of Oriental Financial Group Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated October 17, 2012, with respect to the above referenced Amendment Number 1 to Registration Statement on Form S-1 filed on October 9, 2012 (the “Registration Statement”), the above referenced Annual Report on Form 10-K filed on March 9, 2012 (the “Form 10-K”) and the above referenced Quarterly Report on Form 10-Q filed on August 6, 2012 (the “Form 10-Q”).

CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE

Mr. Michael Clampitt

Securities and Exchange Commission

October 18, 2012

The Company has filed today Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Capitalized terms used but not defined herein are defined in Amendment No. 2.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2.

Form S-1

1.	As previously requested in prior comment number 5, and with a view towards additional disclosure, advise the staff if there are any plans, arrangements or understandings to appoint any existing officers, directors, and/or affiliates of the “BBVAPR Companies” as members of the Board of Oriental Financial Group.

Response

In response to the Staff’s comment, the Company advises the Staff that there are no plans, arrangements or understandings to appoint any existing officers, directors, and/or affiliates of the BBVAPR Companies as members of the board of directors of Oriental Financial Group. The Company has included disclosure in the Registration Statement that it does not expect any change to the composition of its board of directors as a result of the BBVAPR Acquisition.

Prospectus Summary

General

2.	Noting both company’s third quarter ended several weeks ago, revise to add a Recent Development section in the Prospectus Summary to disclose if there was any material adverse change in either company’s results of operations or financial condition.

Response

In response to the Staff’s comment, the Company advises the Staff that there has not been any material adverse change in either company’s results of operations or financial condition for the third quarter of 2012. The Company further advises the Staff that for marketing purposes the Company will include in the Recent Developments section of the Registration Statement disclosure on its preliminary third quarter financial results. The Company will supplementally provide a draft of this disclosure to the Staff.

Mr. Michael Clampitt

Securities and Exchange Commission

October 18, 2012

Related Transactions p. 4

3.	Noting the significant change to the size of the company’s assets, revise to disclose if management expects the deleveraging to have any material impact, going forward, to the company’s results of operations.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 4 to include the expected impact of the deleveraging to the Company’s results of operations.

As requested, the Company acknowledges that:

■	it is responsible for the adequacy and accuracy of the disclosure in the filing;

■	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

■	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to Helena K. Grannis at (212) 225-2376.

Very truly yours,

Helena K. Grannis

cc: Ben Phippen, Securities and Exchange Commission

Sharon Blume, Securities and Exchange Commission

David Lyon, Securities and Exchange Commission

Michael Clampitt, Securities and Exchange Commission

Carlos O. Souffront, Oriental Financial Group Inc.

Hugh Gonzalez, Oriental Financial Group Inc.

Leslie N. Silverman, Cleary Gottlieb Steen & Hamilton LLP